Exhibit 99.6

29 September 2005

RESEARCH REVEALS UK COMPANIES ARE ILL-PREPARED FOR DISRUPTION OR DISASTER

Cable & Wireless and the Institute of Directors urge better protection for businesses and staff

Under strict embargo until 00:01, Thursday 29 September 2005

Nearly two-thirds (62%) of mid-sized UK businesses make no provision for staff to work from home in the event of disruption or disaster, while less than a third (29%) have updated their business continuity plans since 7 July. These are the findings of new research commissioned by Cable & Wireless.

The research found that, despite this lack of preparedness:

•	65% of companies admit that their business would be materially impacted if staff were unable to access the office for a day or less;

•	38% of companies either don’t back up data or only keep data in the office;

•	London lags behind the rest of the UK’s mid-sized businesses in being prepared for disruption.

While two in three (63%) mid-sized organisations claim to have business continuity plans in place, in London this falls, alarmingly, to one in three (33%). In the event of being shut out, few employees would have access to the corporate network or even a list of contact details for their colleagues and clients.

The research found that, while 31% of companies have recognised the need to back up their data, they are still at risk since, crucially, they only keep back-up data at their main office site. If their building was destroyed or became inaccessible, they would lose data and information vital to the survival of their business.

ICM Research polled 100 IT managers at mid-sized UK firms (30-500 employees), on behalf of Cable & Wireless. The findings are also supported by the Institute of Directors. They indicate that, in the face of a major public transport disruption or disaster, many companies would be unable to stay open for business.

According to government research, four out of five businesses affected by a major incident close within two years, rising to nine out of ten for those that lose data.1

Mark Hanvey, chief security officer, Cable & Wireless, commented on the research findings: “With business continuity, it pays to be pessimistic – whilst large enterprises are more aware of the risks, small to medium businesses need to wake up and make preparations fast. As the research shows, many businesses aren’t even backing up data off-site – a simple and cost-effective means of protecting against data loss and ensuring business survival.

1	London Chamber of Commerce and Industry, “Disaster Recovery: Business Tips for Survival” Information Centre Guide (May 2003)

“The technology now exists to allow staff to easily work from home as if in the office simply by plugging into a broadband connection. But an alarming number of small and medium businesses are failing to plan for when offices can’t be accessed or for network failures.”

Jim Norton, senior policy adviser at the Institute of Directors, added: “We encourage our members – regardless of size – to think through the implications of major disruption. The tragic events of 7 July, as well as, for instance, the potential for fuel shortages, have shown that businesses are vulnerable to events beyond their control.”

“You cannot legislate for every event, but directors do have a responsibility to develop contingency plans. We are calling for businesses to take business continuity planning in all its aspects, technology, people and processes, very seriously. That may mean backing-up data off-site, having access to alternative facilities, and giving employees the technology to work away from the office.

“Business continuity planning is an important part of the day job. Companies shouldn’t be complacent and investment shouldn’t be put off until next year, next month or even next week.”

Earlier this year, Cable & Wireless launched Intelligent Working, a communications service that creates a ‘virtual office’ from a PC or laptop simply by plugging into any broadband connection. Intelligent Working allows users to use their office telephone number and e-mail, share files with colleagues in real time and make voice over Internet Protocol (VoIP) calls over a secure private internet connection, using a softphone (software that turns a PC or laptop into a fully-functional telephone).

Cable & Wireless has a long history of managing and securing the networks of major UK businesses and government organisations. It manages sensitive data for leading financial services companies, retailers and government departments, backing this up for them off-site in secure data centres.

- Ends -

Notes to editors

Top-line findings from the ICM / Cable & Wireless research

•	65% of companies admit that their day-to-day business would be materially impacted within a day if they experienced disruption or disaster, and more than a quarter (26%) say that their business would be impacted in less than an hour.

•	56% of companies are unaware of business continuity planning procedures amongst their suppliers, or whether they have any plans. Even if a company’s own plans are robust, business will still be lost if they are unable to use their regular suppliers.

•	Almost two thirds (62%) of companies say that their contingency procedures don’t allow staff to work from home as if in the office. This rises to 76% for businesses located in the South of England.

•	Just a third (32%) of office-based businesses have the facility to let their staff access the corporate network from home.

•	While 63% of organisations claim to have a business continuity plan, 68% of these companies have not updated their plan since the 7 July attacks.

•	In London, only 33% of mid-sized businesses claim to have a business continuity plan, compared with 81% in the Midlands.

•	31% of businesses only back up their data at their main office site.

About Cable & Wireless
Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco.

For more information about Cable & Wireless, go to www.cw.com.

About the Institute of Directors
The IoD (Institute of Directors) was founded in 1903 and obtained a Royal Charter in 1906. The IoD is a non-party political organisation with upwards of 54,000 members in the United Kingdom. Membership includes directors from right across the business spectrum – from media to manufacturing, e-business to the public and voluntary sectors. Members include CEOs of large corporations as well as entrepreneurial directors of start-up companies.

The IoD offers a wide range of business services which include business centre facilities (including six UK regional centres and one European centre in Paris), conferences, networking events, issues-led guides and literature as well as information services and free access to a comprehensive business library and enquiry service. The IoD places great emphasis on director development and has established a certified qualification for directors – Chartered Director – as well as running specific board-level and director-level training and individual career mentoring programmes.

In addition, the IoD provides an effective voice to represent the interests of its members to government and key opinion-formers at the highest levels. These include ministers, constituency MPs, Select Committee members and senior civil servants. IoD policies and views are actively promoted to the national, regional and trade media.

For further information, go to www.iod.com.

For more information, please contact:

Joanne Wilkinson Cable & Wireless Tel: +44 (0)1344 81 88 88 Email: joanne.wilkinson@cw.com	Debbie Silton/Neil Daugherty Blue Rubicon (for Cable & Wireless) Tel: +44 (0)20 7340 0430 Email: debbie.silton@bluerubicon.com / neil.daugherty@bluerubicon.com